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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   7  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 11 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          476,100

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          476,100

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          476,100

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          476,100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          476,100

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          476,100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          476,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.69%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of September 10, 1998 and amends and supplements the
Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998, May 26,
1998 and August 3, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, including the Issuer's adoption and possible deployment of a "Poison Pill" in the form of a Stockholders Rights Plan (the "Plan"), each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     As disclosed in Amendment #6 to the Schedule 13D, on August 3, 1998 Elliott and Westgate filed a complaint (the "Complaint") against the Issuer and its Board of Directors with the U.S. District Court in the District of Massachusetts (the "Litigation") to protect their rights as shareholders of Common Stock in response to the Issuer's adoption of the Plan and management's failure to make itself available to meet with Elliott and Westgate following the introductory meeting. The Complaint asked the Court to grant declaratory relief (i) that the Issuer cannot move the date of its next annual meeting so as to prevent Elliott and Westgate from nominating candidates for director and making shareholder proposals and (ii) that the Issuer cannot declare Elliott and Westgate "Adverse Persons" under the Plan as a result of nominating such candidates and making such proposals. Representatives of Elliott and Westgate met with the Issuer's management on August 19, 1998 and subsequently conducted several conference calls in an attempt to settle the Litigation. Elliott and Westgate may continue to hold discussions with the Issuer's management regarding the Litigation and increasing shareholder value.

     As required by a Stipulation dated September 2, 1998 that Elliott and Westgate entered into with the Issuer in connection with the Litigation, Elliott and Westgate sent the Issuer a letter on September 8, 1998 (the "Letter") identifying, if and to the extent Elliott and Westgate determine to go forward with a proxy contest: (i) two shareholder resolutions Elliott and Westgate currently intend to propose to the Issuer's shareholders at the Issuer's 1999 annual meeting of shareholders (ii) the names of, and certain biographical information concerning, the two individuals Elliott and Westgate currently propose to nominate for election to the Issuer's Board of Directors at such meeting, and (iii) the platform on which such nominees would run. A copy of the Letter is attached to this Schedule 13D as Exhibit B.

     The first proposed shareholder resolution urges the Issuer's Board of Directors promptly to engage an independent, nationally recognized investment bank to analyze and recommend strategies to maximize shareholder value, including, without limitation, a partial-tender or open-market stock repurchase program and/or possible business combinations.

     The second proposed shareholder resolution urges the Issuer's Board of Directors promptly to amend the Plan to do the following:

     (i) eliminate the Issuer's ability to trigger the poison pill under the Plan by declaring a shareholder to be an "Adverse Person", and

     (ii) amend the Plan to provide that (a) a shareholder may acquire up to 20% of the outstanding Common Stock (as opposed to 15% as the Plan currently provides) before the poison pill under the Plan can be triggered, and (b) the shareholders have the right to vote whether to redeem the poison pill under the Plan if a favorable offer (generally defined as an offer at a 25% or greater premium to the market) has been outstanding for a significant period of time.

     These shareholder proposals are advisory in nature and would not be binding on the Issuer's Board of Directors.

     The two nominees Elliott and Westgate identified in the Letter are Dr. James W. Biondi and Dr. Michael W. Cleman. Dr. Biondi and Dr. Cleman would run on a platform to maximize shareholder value through the support of the resolutions described above and the support of other strategies they believe could increase shareholder value, such as recommending unstaggering the Issuer's Board of Directors so that there is only one class of directors and recommending engaging an independent, nationally recognized management consulting firm to review the Issuer's operations and make recommendations on optimizing the Issuer's cost structure.

     Elliott and Westgate reserved their right to amend, modify, withdraw, or supplement the shareholder resolutions and/or change their nominees for director prior to the Issuer's next annual meeting.

     All references to and summaries of the Letter described in this Schedule 13D are qualified in their entirety by the information set forth in the full text of the Letter attached hereto as Exhibit B. The Letter should be read in its entirety for a more complete description of Elliott's and Westgate's proposals and the information contained therein.

     If Elliott and Westgate are successful in obtaining the relief sought in the Complaint, they will likely solicit proxies for the election of the two directors identified in the Letter at the Issuer's next annual meeting of shareholders and for the support of the shareholder resolutions identified in the Letter.

     None of Elliott, Westgate or Martley currently has any definitive plans or proposals, other than those described above, which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:
September 10, 1998       ELLIOTT ASSOCIATES, L.P.


                    By: Braxton Associates, L.P.,
                         as general partner

                         By: Braxton Associates, Inc.,
                              as general partner


                         By:  /s/ Ralph DellaCamera
                              Ralph DellaCamera,
                              Vice-President





                    WESTGATE INTERNATIONAL, L.P.

                    By: Martley International, Inc.,
                         as attorney-in-fact


                         By:  /s/ Ralph DellaCamera
                              Ralph DellaCamera,
                              Vice-President





                    MARTLEY INTERNATIONAL, INC.


                         By:  /s/ Ralph DellaCamera
                              Ralph DellaCamera,
                              Vice-President

                      EXHIBIT B



                                   September 8, 1998


Via Facsimile and
Federal Express

Mr. Rolf S. Stutz
Chairman and Chief Executive Officer
Mr. Richard A. Packer
President and Chief Operating Officer
Zoll Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803-4420

          RE:  Preliminary Proposals, Nominees and Platform

Dear Rolf and Richard:

     Pursuant to the Stipulation, dated September 2, 1998, between Zoll Medical Corporation ("Zoll" or the "Company") on the one hand, and Elliott Associates, L.P. ("Elliott") and Westgate International, L.P. ("Westgate") on the other hand, Elliott and Westgate hereby provide the stockholder proposals, director nominees and platform they currently intend to propose to Zoll's stockholders at Zoll's 1999 annual meeting of stockholders if and to the extent Elliott and Westgate determine to go forward with a proxy contest. The information provided in this letter is preliminary and informal, and we still hope we can work towards a consensual agreement making a proxy contest unnecessary.

     Further to our counsels' suggestions before Judge Saris on August 25, we request that Zoll advise Elliott and Westgate by September 18 of any intent it may have to declare Elliott and/or Westgate an "Adverse Person" (as such term is defined in Section 1(c) of the Company's Shareholder Rights Agreement dated June 8, 1998 (the "Rights Agreement")) based upon these proposals, nominees or platform so that we may have an adequate opportunity to resolve any disagreements before the Court's October vacation.

A.   STOCKHOLDER PROPOSALS

1. "RESOLVED, that the stockholders of Zoll Medical Corporation (the "Company") hereby urge the Company's Board of Directors promptly to engage an independent, nationally recognized investment bank to analyze and recommend strategies to maximize stockholder value. Such strategies may include, without limitation, a partial-tender or open-market stock repurchase program, strategic marketing or business alliances, joint ventures, and/or possible business combinations."

2.   "RESOLVED, that the stockholders of Zoll Medical
     Corporation (the "Company") hereby urge the Company's
     Board of Directors promptly to amend the Company's
     Shareholder Rights Agreement dated as of June 8, 1998
     (the "Agreement") such that:

          (a) Section 11(a)(ii)(B) of the Agreement is deleted in its entirety, along with all other references in the Agreement to the concept of an "Adverse Person" or the authority of the Board of Directors to declare a stockholder to be an "Adverse Person";

          (b)  The definition of the term "Acquiring
     Person" in Section 1(a) of the Agreement and the definition of the term "Grandfathered Person" in Section 1(p) of the Agreement are amended such that the references to 15% in each such subsection are changed to 20%; and all other appropriate amendments are made to the Agreement to effect and carry out the purpose and intent of these above-described amendments; and

          (c) A time limit is imposed on the Company's use of the "Rights Plan" contained in the Agreement as follows:

          If an offer is made to purchase all of the Company's common stock ("Common Stock"), the Company's Board of Directors shall redeem the rights issued to the holders of the Common Stock (the "Stockholders") pursuant to the Agreement no later than the end of the ninetieth (90th) day after such offer is first published or sent to the stockholders, unless a majority of the Stockholders approves not redeeming the rights at a Stockholders' meeting held prior to that ninetieth
     (90th) day. The Stockholders' meeting, though, must have a record date that is at least five (5) business days after the date the Company files its statement of position with respect to the offer in accordance with Rule 14e-2 of the Securities Exchange Act of 1934.

          However, this time limitation will apply in only the following situations:

          A. The offer has an expiration date that is at least ten (10) business days after that ninetieth (90th) day; and

          B.   The offer is for ALL of the outstanding
     shares of Common Stock and meets at least one of the following criteria:

               (i)  The offer is for cash, is not subject
          to any financing contingency and the person making the offer certifies that it has sufficient financing available to consummate the offer; and the offer price is at least 25% greater than the average closing price of the Common Stock during the twenty (20) trading days prior to the date the offer is first publicly disclosed (such average closing price being the "Prior Market Price"); or

               (ii) The offer is either a tender offer or an exchange offer and the average closing price of the Common Stock during the five (5) trading days following the date on which the offer is first publicly announced is at least 25% greater than the Prior Market Price (as described in the prior paragraph).

               However, if at the time the offer is first publicly disclosed, there is another offer to purchase all of the outstanding shares of the Common Stock outstanding and open, all of the references to "25%" in subparagraphs (i) and (ii) above shall be changed to "10%."


B.   NOMINEES FOR SEATS ON THE COMPANY'S BOARD OF DIRECTORS

1.   Dr. James W. Biondi

     Dr. Biondi, age 42, has served as Chairman and as a Director of Cardiopulmonary Corp. since its founding in March, 1988, and as its Chief Executive Officer and President since June, 1992. Dr. Biondi also currently serves on the Boards of Directors of Ivy Biomedical Systems, Inc. and Imagyn Medical Technologies, Inc., and, since 1992, has been an Adjunct Associate Professor of Medicine at Yale University School of Medicine, where he completed residencies in Internal Medicine, Pulmonary and Critical Care Medicine, and Anesthesiology. He holds Bachelor of Science degrees in engineering and biology from Rensselaer Polytechnic Institute and an M.D. from Albany Medical College. Dr. Biondi has been widely published in the field of ventilation and cardiac intervention.

2.   Dr. Michael W. Cleman

     Dr. Cleman, age 45, received his Bachelor of Science degree from The Johns Hopkins University in 1973 and was graduated from The Johns Hopkins University School of Medicine in 1977. Dr. Cleman completed his internship and residency in Internal Medicine at the University of Florida in 1980 and went on to complete a Cardiology Fellowship in 1982. He is presently a Professor of Medicine and the Director of the Cardiac Catherization Laboratory at Yale University School of Medicine. Dr. Cleman has a long history of performing medical device investigations and has published numerous articles in the area of interventional cardiology. He has also served on the Scientific Advisory Board of both Alexion Pharmaceuticals and Cardiopulmonary Corporation.

C.   PLATFORM

     Dr. Biondi and Dr. Cleman will run on a platform to maximize stockholder value through the support of the above-described resolutions and the support of other strategies which they believe will increase stockholder value, such as recommending unstaggering the Company's Board of Directors so that there is only one class of directors and recommending engaging an independent, nationally recognized management consulting firm to review the Company's operations and make recommendations on optimizing the Company's cost structure.

     This information is provided without prejudice to Elliott's and Westgate's right to amend, modify, supplement or withdraw in whole or part the proposals or platform, or to substitute or withdraw nominees (including, without limitation, before or after seeking judicial relief, if Zoll attempts to declare Elliott and/or Westgate an "Adverse
Person" under the Rights Agreement).

     If there is anything in this letter you do not understand, or if you would like to discuss any of these matters on a business level, please do not hesitate to call
Ralph DellaCamera or Richard Mansouri at (212) 506-2999.


WESTGATE INTERNATIONAL, L.P.
By:   Martley International, Inc.
      Attorney-in-Fact for
      Westgate International, L.P.



By:   /s/ Ralph DellaCamera
      Ralph DellaCamera
      Vice President
ELLIOTT ASSOCIATES, L.P.
By:                                   Braxton Associates, L.P., as
                                      General Partner
By:                                   Braxton Associates, Inc., as
                                      General Partner


By:                                   /s/ Ralph DellaCamera
                                      Ralph DellaCamera
                                      Vice President